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MAR 01 2011
Washington, DC
106

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SEC FILE NUMBER
8- 51642

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue
(No. and Street)

King of Prussia (City) PA (State) 19406-2816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Juiliano 610-783-1800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Juiliano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Growth Equities, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Colleen Juiliano
Signature

Principal Financial Officer
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Emerging Growth Equities, Ltd.

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. as of December 31, 2010, and the related statements of operations, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Growth Equities, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

Abington, Pennsylvania
February 28, 2011

Emerging Growth Equities, Ltd.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	117,395
Receivables:		
Clearing broker		67,841
Non-customer		71,875
Deposit with clearing broker		250,000
Securities owned, at market value		2,040
Furniture and equipment, net		22,063
Prepaid expenses, deposits and other assets		80,349
Total assets	$	611,563
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	117,816
Due to clearing broker		41,725
Due to affiliate		19,080
Securities sold, not yet purchased		2,511
Total liabilities		181,132
Partners' capital		430,431
Total liabilities and partners' capital	$	611,563

The accompanying notes are an integral part of these financial statements.

Emerging Growth Equities, Ltd.
Statement of Operations
For the Year Ended December 31, 2010

Revenue	
Firm proprietary account income	$ 833,001
Commissions - exchange transactions	335,357
Fees received	235,252
Commissions - other	181,118
Underwriting and corporate finance	106,603
Management fees from affiliate	71,240
Interest and other income	37,606
Commissions - options	19,758
Revenue from sale of investment company shares	550
Total income	1,820,485
Expenses	
Compensation and related expenses	1,173,811
Regulatory fees and expenses	44,687
Other Expenses:	
Communications and market data information	420,816
Management fees	308,960
Clearing broker fees	251,772
Office expense	108,541
Travel and entertainment	80,013
Equipment rental, maintenance and other equipment expense	63,522
Other	39,877
Professional fees	32,129
Depreciation	11,777
Total expenses	2,535,905
Net loss	$ (715,420)

The accompanying notes are an integral part of these financial statements.

Emerging Growth Equities, Ltd.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2010

Partners' capital at January 1, 2010	$	719,851
Net loss for the year		(715,420)
Contributions of capital		426,000
Withdrawals of capital		-
Partners' capital at December 31, 2010	$	430,431

The accompanying notes are an integral part of these financial statements.

Emerging Growth Equities, Ltd.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2010	$	-

The accompanying notes are an integral part of these financial statements.

Emerging Growth Equities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (715,420)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	11,777
Changes in assets and liabilities	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	36,053
Non-customer	(56,875)
Securities owned	(1,365)
Prepaid expenses, deposits and other assets	(13,483)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	56,873
Due to clearing broker	(374)
Due to affiliate	(10,000)
Securites sold, not yet purchased	2,346
Net cash used in operating activities	(690,468)
Cash flows from financing activities:	
Contribution of capital	426,000
Net cash provided by financing activities	426,000
Cash flows from investing activities:	
Purchase of furniture and equipment	(5,852)
Net cash used in investing activities	(5,852)
Net decrease in cash and cash equivalents	(270,320)
Cash and cash equivalents beginning of year	387,715
Cash and cash equivalents end of year	$ 117,395

The accompanying notes are an integral part of these financial statements.

Emerging Growth Equities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2010

Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is a Pennsylvania limited partnership that is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company attempts to review the credit worthiness of its counterparties.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is a partnership and is not taxed at the entity level.

Allocation of income, loss and cash distributions – Allocation of net income, loss and cash distributions are allocated 99.5% to EGE Holdings, Ltd. and .5% to EGE Special Purpose Corporation, the general partner which is owned by EGE Holdings, Ltd.

2. Summary of Significant Accounting Policies (Continued)

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2010:

	Level 1	Level 2	Level 3
Securities Owned:			
Common Stocks	$ 2,038	$ -	$ -
Corporate Bonds	2		-
Total	$ 2,040	$	$ -
Securities Sold not yet purchased:			
Common Stocks	$ 2,511	$ -	$ -

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through the date the financial statements were issues.

3. Operating Leases

The Company leases certain equipment under non-cancellable leases that expire in 2010 through 2011. Equipment lease expense for the year ended December 31, 2010 totaled $14,639. Future minimum lease payments under operating leases are as follows:

Year	Equipment
2011	$1,209

4. Furniture and Equipment

Furniture and equipment is summarized as follows:

Furniture and equipment	$	60,655
Less accumulated depreciation		(38,592)
	$	22,063

Depreciation expense totaled $11,777 for the year ended December 31, 2010.

5. Transactions with Affiliates

EGE Holdings, Ltd. provides office space, equipment and office furnishings to the Company, for which the Company pays a management fee to EGE Holdings, Ltd. For the year ended December 31, 2010 the management fee was $308,960.

6. Deposit with and Payable to Clearing Broker

The Company maintains a clearing agreement with National Financial Services, LLC ("NFS"). Under the agreement the Company maintains a clearing deposit of $250,000. NFS will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to NFS at the prevailing National Financial Base Lending Rate (NFBLR), which was 4.75% at December 31, 2010. The Company also receives interest based on the National Financial Credit (NFC) rate when an average monthly credit balance of $1,000 is maintained. There were no borrowings during the year ended December 31, 2010.

7. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS.

8. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital and net capital requirements of $255,555 and $250,000. However, the Company was deficient in net capital at December 31, 2010 since it did not meet 120% of minimum net capital requirement. See Note 11. The Company's net capital ratio was .54 to 1.

9. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2010, the Company held no derivative financial instruments used for hedging purposes.

10. Profit Sharing and Saving Plan

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employees. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral component of the Plan, eligible employees may contribute any whole percentage of their compensation varying from 1% to 15%, up to the maximum permitted under the Internal Revenue Code, and the Company may make discretionary matching contributions. The Company made no contribution to the Plan for the year ended December 31, 2010.

11. Subsequent Event

At December 31, 2010, the Company was deficient in net capital (less the greater of 10% of aggregate indebtedness or 120% of minimum net capital) by $44,445. As a result, the Company contributed $45,000 and an additional $50,000 on January 18, 2011 and January 26, 2011, respectively, to maintain its capital requirements pursuant to Rule 15c3-3.

Emerging Growth Equities, Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Schedule I

COMPUTATION OF NET CAPITAL		
Total partners' capital	$	430,431
Deduct partner's capital not allowable for Net Capital:		-
Total partners' capital qualified for Net Capital		430,431
Deductions and/or charges:		
Non-allowable assets:		
Receivables: non-customer		71,875
Furniture and equipment, net		22,063
Prepaid expenses, deposits and other assets		80,349
Total non-allowable assets		174,287
Net Capital before haircuts on securities positions		256,144
Trading and investment securities:		
Other securites		589
Total haircuts		589
Net Capital	$	255,555
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Due to affiliate	$	19,080
Accounts payable and accrued expenses		117,816
Total aggregate indebtedness	$	136,896
Percentage of aggregate indebtedness to Net Capital		54%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Emerging Growth Equities, Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $136,896)	$	9,126
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	250,000
Net Capital requirement	$	250,000
Excess Net Capital	$	5,555
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	(44,445)

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Emerging Growth Equities, Ltd.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Partners of
Emerging Growth Equities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Emerging Growth Equities, Ltd. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 28, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
Emerging Growth Equities, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by Emerging Growth Equities, Ltd. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Emerging Growth Equities, Ltd.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 28, 2011

SIPC-7 (27-REV 3/09)	SECURITIES INVESTOR PROTECTION CORPORATION 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **General Assessment Reconciliation** (Read carefully the instructions in your Working Copy before completing this Form)	SIPC-7 (27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

Emerging Growth Equities Ltd
1150 First Avenue, Suite 600
King of Prussia, PA 19406-1300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Colleen Juliano 610-783-1800

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,850

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 2,143
(For all fiscal year ends except January, February, or March)
July 27, 2010
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due 1,707

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,707

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,707

H. Overpayment carried forward $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerging Growth Equities
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of ______, ______

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		1,820,485
2b. Additions:		
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2)Net loss from principal transactions in securities in trading accounts.		
(3)Net loss from principal transactions in commodities in trading accounts.		
(4)Interest and dividend expense deducted in determining item 2a.		
(5)Net loss from management of or participation in the underwriting or distribution of securities.		
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7)Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2)Revenues from commodity transactions.		
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		98,735
(4)Reimbursements for postage in connection with proxy solicitation.		
(5)Net gain from securities in investment accounts.		
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).		
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		181,478
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		
Enter the greater of line (i) or (ii)		
Total deductions		280,213
2d.SIPC Net Operating Revenues	$	1,540,272
2e.General Assessment @ .0025	$	3,850

Emerging Growth Equities, Ltd.

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2010

Emerging Growth Equities, Ltd.
TABLE OF CONTENTS
December 31, 2010